# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vendome Acquisition Corp I, CIK 0002055879
CUSIP: G9580A109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1090 Center Drive, Park City, Utah (UT), 84098
Date of event which requires filing of this statement: 07/03/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002074898

## Reporting persons
- Vendome Acquisition Sponsor I LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (22.3% of the class)
  Comment: (Rows 6, 8 and 9) See Item 4 below. The Reporting Person is referred to herein as the "Sponsor". Consists of 5,750,000 Class B ordinary shares of Vendome Acquisition Corp I (the "Issuer") (the "Founder Shares") (including 750,000 shares subject to forfeiture in the event that the underwriters' over-allotment option in connection with the Issuer's initial public offering is not exercised), which are convertible into Class A ordinary shares of the Issuer (the "Class A Ordinary Shares" and together with the Founder Shares, the "Ordinary Shares"), as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-286534). Does not include the Class A Ordinary Shares that may be issued upon the exercise of the private placement warrants of the Issuer (the "Private Placement Warrants") held by the Sponsor, which are not exercisable within 60 days hereof.
  
  (Row 11) Percentage calculated using a denominator of 25,750,000 Ordinary Shares (including 750,000 shares subject to forfeiture in the event that the underwriters' over-allotment option in connection with the Issuer's initial public offering is not exercised), reflecting (a) the 20,000,000 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Registration Statement on Form S-1 (File No. 333-286534) filed with the Securities and Exchange Commission (the "SEC") on June 23, 2025, plus (b) 5,750,000 Founder Shares issued and outstanding. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.
- Vendome Acquisition Holding I LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (22.3% of the class)
  Comment: See Item 4 below. The Reporting Person is referred to herein as "Sponsor HoldCo". Consists of 5,750,000 Founder Shares (including 750,000 shares subject to forfeiture in the event that the underwriters' over-allotment option in connection with the Issuer's initial public offering is not exercised), which are convertible into Class A Ordinary Shares, as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-286534). Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.
  
  (Row 11) Percentage calculated using a denominator of 25,750,000 Ordinary Shares (including 750,000 shares subject to forfeiture in the event that the underwriters' over-allotment option in connection with the Issuer's initial public offering is not exercised), reflecting (a) the 20,000,000 Class A Ordinary Shares issued and outstanding, as reported in the Issuer's Registration Statement on Form S-1 (File No. 333-286534) filed with the Securities and Exchange Commission (the "SEC") on June 23, 2025, plus (b) 5,750,000 Founder Shares issued and outstanding. Does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by the Sponsor, which are not exercisable within 60 days hereof.

## Item 1. Issuer
Name of issuer: Vendome Acquisition Corp I
Address of issuer's principal executive offices: 1090 Center Drive, Park City, Utah, 84098

## Item 2. Person Filing
Name of person filing:
(1) Vendome Acquisition Sponsor I LLC (the "Sponsor ")
(2) Vendome Acquisition Holding I LLC ("Sponsor HoldCo")
Address of principal business office or, if none, residence:
(1) Sponsor: C/O Vendome Acquisition Corp I, 1090 Center Drive, Park City, UT 84098
(2) Sponsor HoldCo: C/O Vendome Acquisition Corp I, 1090 Center Drive, Park City, UT 84098
Citizenship:
(1) Sponsor: Cayman Islands
(2) Sponsor HoldCo: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Sponsor is the record holder of 5,750,000 Founder Shares (including 750,000 shares subject to forfeiture in the event that the underwriters' over-allotment option in connection with the Issuer's initial public offering is not exercised), which are convertible into Class A Ordinary Shares as more fully described under the heading "Description of Securities - Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-286534).

The amount reflected does not include the Class A Ordinary Shares that may be issued upon the exercise of the Private Placement Warrants held by Sponsor, which are not exercisable within 60 days hereof.

Vendome Acquisition Holding I LLC ("Sponsor HoldCo") is the managing member of the Sponsor. Investment and voting decisions are made by 51% or more of the voting power held by the managing member of the Sponsor. By virtue of having a greater than 51% interest in the voting power in the Sponsor, Sponsor HoldCo may be deemed to beneficially own the referenced Founder Shares held by Sponsor HoldCo. The members of Sponsor HoldCo are Diana Derycz- Kessler, Scott LaPorta and Paul Kessler, who by virtue of their control of Sponsor HoldCo may be deemed to share beneficial ownership of the referenced Founder Shares held by the Sponsor. None of Mrs. Kessler and Messrs. LaPorta and Kessler control more than 50% of the voting power held by the members of Sponsor HoldCo. Each of Mrs. Kessler and Messrs. Scott LaPorta and Kessler disclaims beneficial ownership of the Founder Shares held by the Sponsor.
Percent of class:
(1) Sponsor HoldCo: 22.3%
(2) Sponsor: 22.3%
Sole power to vote or to direct the vote:
(1) Sponsor: 0
(2) Sponsor HoldCo: 0
Shared power to vote or to direct the vote:
(1) Sponsor: 5,750,000
(2) Sponsor HoldCo: 5,750,000
Sole power to dispose or to direct the disposition:
(1) Sponsor: 0
(2) Sponsor HoldCo: 0
Shared power to dispose or to direct the disposition:
(1) Sponsor: 5,750,000
(2) Sponsor HoldCo: 5,750,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Vendome Acquisition Sponsor I LLC: /s/ Scott LaPorta, Scott LaPorta, Authorized Signatory (08/14/2025)
- Vendome Acquisition Holding I LLC: /s/ Scott LaPorta, Scott LaPorta, Authorized Signatory (08/14/2025)